UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2024

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A. as of March 31, 2024, reached Ch$ 148,567 million, a 5.8% increase when compared to net income for the first quarter of 2023. This was mainly due to a more efficient generation mix and higher energy sales, offset by lower gas sales during the current year, coupled also with lower expenses in the financial result during the first quarter of 2024.

•	Operating revenues decreased 12.0% to Ch$ 1,052,796 million as of March 2024, primarily due to lower gas sales in the Generation business this quarter, partially offset by higher energy sales in both the Generation and the Distribution and Networks business segments.

•	Procurement and services costs reached Ch$ 693,820 million as of March 2024, a 17.2% decrease when compared to March 2023, primarily explained by lower fuel consumption costs and gas costs of sales, both in the Generation business.

•	As a result of the factors previously mentioned, Enel Chile’s EBITDA reached Ch$ 278,027 million as of March 2024, similar to the figure for the first quarter of 2023.

•	Financial results improved Ch$ 19,993 million, going from a Ch$ 16,901 million expense as of March 2023, to a Ch$ 3,093 million gain as of March 2024, mainly explained by greater financial income and higher income from exchange rate differences.

•	During the first quarter of 2024, Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), began commercial operation of its photovoltaic park El Manzano (99 MW) and its wind power plant La Cabaña (106 MW) after receiving authorization from the National Electric Coordinator. Both projects are part of the Company's hybridization strategy as they also consider the incorporation of storage batteries (BESS), with capacities of 67 MW and 34 MW, respectively.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation increased 19.4% to 6,051 GWh as of March 2024 (+983 GWh), mainly due to higher hydro (+935 GWh), solar (+200 GWh) and wind (+148 GWh) dispatch this year.

•	Physical energy sales increased 12.7% (+1,006 GWh) to 8,906 GWh during the first quarter of 2024, mainly explained by greater regulated customer sales and spot market sales.

•	Operating revenues as of March 2024 decreased 19.9% to Ch$ 783,744 million, primarily due to lower gas sales this quarter, partly offset by greater energy sales.

•	Procurement and services costs reached Ch$ 463,103 million during the first quarter of 2024, representing a 29.7% decrease mainly explained by lower energy purchase costs, fuel consumption costs and gas costs of sales.

•	As a result of the abovementioned, the EBITDA of the Generation Segment reached Ch$ 274,278 million as of March 2024, a 0.7% higher than the first quarter of 2023.

	Cumulative
Physical Data	Mar-24	Mar-23	% Change

Total Sales (GWh)	8,906	7,900	12.7%
Total Generation (GWh)	6,051	5,068	19.4%

Distribution & Networks

•	Physical sales reached 3,643 GWh as of March 2024, representing a 1.1% increase (+41 GWh) when compared to the first quarter of 2023, mainly in the industrial and commercial customer segments.

•	Total number of customers grew 2.1% during the first quarter of 2024 to 2,140,260 end users, mainly residential and commercial customers. On the other hand, energy losses remained stable at 5.4% in March 2024 when compared to the same period of 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

•	Operating revenues increased 14.3% when compared to March 2023 to Ch$ 376,379 million, mainly due to greater energy sales explained by greater physical sales and a greater average sales price when expressed in Chilean pesos related to contract indexation clauses.

•	Procurement and services costs increased 15.6% to Ch$ 331,021 million during the first quarter of 2024 when compared to the same quarter of 2023, primarily due to greater energy purchase costs.

•	Consequently, EBITDA of the Distribution and Networks business amounted to Ch$ 19,484 million as of March 2024, a 0.8% less than the figure for the first quarter of 2023.

	Cumulative
Physical Data	Mar-24	Mar-23	% Change

Total Sales (GWh)	3,643	3,602	1.1%
Number of Customers	2,140,260	2,096,833	2.1%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt decreased US$ 23 million during the first quarter of 2024 to US$ 4,384 million, when compared to December 31, 2023. This variation is mainly explained by the following:

-	Disbursement in February and subsequent repayment in March 2024 of Enel Chile's committed credit line granted by Enel Finance International (of US$ 290 million) for US$ 200 million.
-	A US$ 23 million decrease in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 450 million
-	Undisbursed committed credit lines : US$ 1,625 million

The average cost of Enel Chile’s decreased to 4.8% in March 2024 from 4.9% in December 2023.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swaps and forward contracts that amount to US$ 252 million and US$ 954 million, respectively.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On September 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

>	On August 2, 2022, Law 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a customer protection mechanism to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a State guarantee to expire in December 2032.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year until its expiration date set on December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The sale of Arcadia Generación Solar S.A.:

>	The spin-off of Enel Green Power Chile S.A., and the resulting creation of Arcadia Generación Solar S.A., with the same shareholders and the same number of shares as Enel Green Power S.A., became effective on January 1, 2023. The new company received all the assets and liabilities of Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko solar power plants. On October 24, 2023, the sale of Enel Chile entire 99.99% share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA for approximately US$556 million became effective.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,478 MW net installed capacity as of March 31, 2024. Enel Chile’s assets in the Generation business are diversified, and focus on renewable energy, which represents 77%[1] of the Company’s total net installed capacity. A total of 3,510 MW is hydroelectric power, 1,978 MW is thermal power that operates using gas, or fuel oil, 1,970 MW is solar power, 903 MW is wind generation power, 83 MW is geothermal installed capacity and 34 MW battery storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended March 31, 2024, and 2023:

	Energy Sales (GWh)			Market share
	Cumulative			(%)
Markets in which participates	Mar-24	Mar-23	% Change	Mar-24	Mar-23

Sistema Eléctrico Nacional (SEN)	8,906	7,900	12.7%	43.8%	40.6%

Distribution & Networks segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Eléctrica de Colina S.A. for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended March 31, 2024, and 2023:

[1] Includes Renewables + BESS.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

	Energy Sales			Energy Losses
	(GWh)
	Cumulative			(%)
Physical Information	Mar-24	Mar-23	% Change	Mar-24	Mar-23

Distribution & Networks Business	3,643	3,602	1.1%	5.4%	5.4%

Other Information	Mar-24	Mar-23	% Change

Number of Customers	2,140,260	2,096,833	2.1%
Customers/Employees	3,677	3,621	1.5%

The following chart presents electricity sales revenue per business segment and customer type for the period ended March 31, 2024, and 2023:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Mar-24	Mar-23	Mar-24	Mar-23	Mar-24	Mar-23

Generation:	734,813	806,178	(113,956)	(112,535)	620,857	693,643
Regulated customers	350,381	416,308	(99,396)	(104,155)	250,985	312,153
Non regulated customers	362,569	357,850	(14,550)	(8,380)	348,019	349,470
Spot market	21,863	32,020	(10)	-	21,853	32,020
Distribution & Networks:	366,150	311,904	(4,904)	-	361,246	311,904
Residential	183,336	160,785	-	-	183,336	160,785
Commercial	111,416	96,554	-	-	111,416	96,554
Industrial	28,155	24,653	-	-	28,155	24,653
Other	43,243	29,912	(4,904)	-	38,339	29,912
Less: Consolidation adjustments	(118,860)	(112,535)		-	-	-

Total Energy Sales	982,103	1,005,547	(118,860)	(112,535)	982,103	1,005,547

Million Chilean pesos variation in Ch$ and %	(23,444)	(2.33%)	-	-	(23,444)	(2.33%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of March 31, 2024, reached Ch$ 148,567 million, which represents a Ch$ 8,099 million, or 5.8%, increase when compared to the figure for the first quarter of 2023.

The following chart compares the accumulated figures of each item of the income statement as of March 31, 2024, and 2023:

	Cumulative Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-24	Mar-23	Change	% Change

REVENUES	1,052,796	1,196,261	(143,465)	(12.0%)
Sales	1,032,409	1,148,782	(116,373)	(10.1%)
Other operating revenues	20,387	47,479	(27,092)	(57.1%)
PROCUREMENT AND SERVICES	(693,820)	(837,647)	143,828	(17.2%)
Energy purchases	(476,645)	(469,289)	(7,356)	1.6%
Fuel consumption	(98,375)	(136,007)	37,633	(27.7%)
Transportation expenses	(74,069)	(83,670)	9,601	(11.5%)
Other variable procurement and service cost	(44,732)	(148,681)	103,949	(69.9%)
CONTRIBUTION MARGIN	358,976	358,613	362	0.1%
Other work performed by entity and capitalized	10,089	6,673	3,416	51.2%
Employee benefits expense	(43,511)	(39,935)	(3,576)	9.0%
Other fixed operating expenses	(47,527)	(47,106)	(421)	0.9%
GROSS OPERATING INCOME (EBITDA)	278,027	278,245	(218)	(0.1%)
Depreciation and amortization	(71,195)	(55,755)	(15,440)	27.7%
Impairment loss (Reversal) for applying IFRS 9	(3,717)	(6,859)	3,142	(45.8%)
OPERATING INCOME (EBIT)	203,115	215,631	(12,516)	(5.8%)
FINANCIAL RESULT	3,093	(16,901)	19,993	(118.3%)
Financial income	33,194	19,337	13,857	71.7%
Financial expenses	(65,083)	(32,727)	(32,356)	98.9%
Gain (Loss) for indexed assets and liabilities	15,727	2,050	13,677	n/a
Foreign currency exchange differences, net	19,254	(5,561)	24,815	n/a
OTHER NON-OPERATING RESULTS	562	2,392	(1,830)	(76.5%)
Net Income from other investments	-	1,890	(1,890)	(100.0%)
Net Income from sale of assets	-	1,033	(1,033)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	562	(531)	1,093	(205.7%)
NET INCOME BEFORE TAXES	206,769	201,122	5,647	2.8%
Income Tax	(45,731)	(47,333)	1,602	(3.4%)

NET INCOME	161,039	153,789	7,249	4.7%
Shareholders of the parent company	148,567	140,468	8,099	5.8%
Non-controlling interest	12,472	13,321	(849)	(6.4%)

Earning per share (Ch$ /share) (1)	2.15	2.03	0.12	5.8%

(1) As of March 31, 2024 and March 31, 2023 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 278,027 million as of March 31, 2024, a slight 0.1% less than the Ch$ 278,245 million for the same period of 2023. This variation is primarily explained by lower gas sales in the Generation business mainly offset by lower operating costs due to lower gas costs of sales and fuel consumption, both in the Generation business.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2024, and 2023, are presented below:

	Cumulative Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Mar-24	Mar-23	Change	% Change

Generation business revenues	783,744	978,713	(194,969)	(19.9%)
Distribution & Networks business revenues	376,379	329,167	47,212	14.3%
Less: consolidation adjustments and other activities	(107,327)	(111,619)	4,292	(3.9%)
Total Consolidated Revenues	1,052,796	1,196,261	(143,465)	(12.0%)

Generation business costs	(463,103)	(659,103)	196,000	(29.7%)
Distribution & Networks business costs	(331,021)	(286,432)	(44,589)	15.6%
Less: consolidation adjustments and other activities	100,304	107,887	(7,583)	(7.0%)
Total Consolidated Procurement and Services Costs	(693,820)	(837,647)	143,828	(17.2%)

Personnel Expenses	(11,590)	(14,359)	2,769	(19.3%)
Other expenses by nature	(34,772)	(32,818)	(1,954)	6.0%
Total Generation business	(46,363)	(47,177)	814	(1.7%)
Personnel Expenses	(9,277)	(7,096)	(2,181)	30.7%
Other expenses by nature	(16,596)	(15,995)	(601)	3.8%
Total Distribution & Networks business	(25,873)	(23,091)	(2,782)	12.1%
Less: consolidation adjustments and other activities	(8,713)	(10,099)	1,387	(13.7%)

EBITDA, by business segment
Generation business EBITDA	274,278	272,433	1,845	0.7%
Distribution & Networks business EBITDA	19,484	19,644	(159)	(0.8%)
Less: consolidation adjustments and other activities	(15,736)	(13,831)	(1,904)	13.8%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	278,027	278,245	(218)	(0.1%)

Generation business EBITDA

EBITDA of our Generation business segment reached Ch$ 274,278 million as of March 31, 2024, which represents a Ch$ 1,845 million, or 0.7%, increase when compared to the same period of 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 783,744 million as of March 31, 2024, a Ch$ 194,969 million reduction, equivalent to 19.9%, when compared to the same period of 2023, mainly due to the following:

>	Lower other sales for Ch$ 197,044 million, mainly explained by: (i) Ch$ 124,270 million less revenue from commodity hedges, primarily due to lower hedging transactions as a consequence of the lower volume of gas sales; and (ii) less revenue from gas sales for Ch$ 72,855 million.

>	Lower other operating revenues for Ch$ 27,886 million, mainly explained by: (i) lower other revenue related to the optimization of the terms and conditions of energy supplier contracts amounting to Ch$ 23,685 million; and (ii) lower revenue from commodity hedges for Ch$ 10,368 million. These effects were partially offset by: (i) greater revenue from the reversal of fines for Ch$ 4,343 million; and (ii) higher revenues from regasification services for Ch$ 1,512 million.

The aforementioned was partially compensated by:

>	Higher energy sales amounting to Ch$ 29,671 million, mainly due to +1,006 GWh greater physical energy sales amounting to Ch$ 88,283 million, explained by higher sales to regulated customers (+570 GWh), greater spot market sales (+382 GWh), and greater sales to unregulated customers (+55 GWh). This was partially offset by: (i) lower revenues related to a lower average sales price when expressed in Chilean pesos for Ch$ 26,744 million, mostly related to regulated customers and spot market; and (ii) lower revenues from exchange rate hedges for Ch$ 26,011 million.

▪	Operating costs as of March 31, 2024, reached Ch$ 463,103 million, which represents a Ch$ 196,000 million, or 29.7%, decrease when compared to March 2023, mainly explained by:

>	Lower other variable procurement and services costs for Ch$ 104,502 million, mainly explained by: (i) lower gas commercialization cost of sales for Ch$ 88.690 million; and (ii) lower commodity hedging costs for Ch$ 22,244 million related to a lower transaction volume.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

>	Lower energy purchase costs for Ch$ 44,992 million, due to a lower average purchase price related to the conditions of the Chilean electricity system in the period, despite the 23 GWh increase in total physical energy purchases (+564 GWh from other power generators almost entirely offset by -541 GWh spot market energy purchases).

>	Lower fuel consumption costs for Ch$ 37,633 million, mainly explained by: (i) a Ch$ 31,816 million decrease in gas consumption costs due to lower gas fired electricity generation and a lower average purchase price; and (ii) a lower fuel-oil consumption cost for Ch$ 4,134 million also due to lower thermal dispatch.

>	Lower transportation expenses for Ch$ 8,874 million, mainly explained by lower tolls for Ch$ 21,542 million, mainly lower costs of Tariff Revenue (“IT” in its Spanish acronym) related to lower spot prices, partly offset by higher regasification and gas transportation costs for Ch$ 12,668 million.

▪  Personnel expenses (net of personnel expense capitalization) reached Ch$ 11,590 million as of March 31, 2024, which represents a Ch$ 2,769 million decrease when compared to the same period of 2023, mainly explained by: (i) lower expenses related to health, and quality of life benefits, annual performance bonuses and other recurrent expenses for Ch$ 2,426 million; and (ii) greater capitalization of personnel expenses for Ch$ 1,292 million related to renewable energy projects under development. These effects were partially offset by greater bonuses related to collective bargaining processes for Ch$ 1,139 million, primarily in Enel Generación Chile.

▪  Other expenses amounted to Ch$ 34,772 million as of March 31, 2024, which represents a Ch$ 1,954 million increase when compared to March 31, 2023, mainly explained by greater maintenance and repair services for Ch$ 2,060 million due to the commissioning of new solar and wind power projects.

Distribution & Networks business EBITDA

The EBITDA of the Distribution and Networks business segment reached Ch$ 19,484 million as of March 31, 2024, which represents a Ch$ 159 million, or 0.8% reduction when compared to the first quarter of 2023.

The main variables that explain this outcome are described below:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

▪	Operating revenues amounted to Ch$ 376,379 million as of March 31, 2024, which represents a Ch$ 47,212 million or 14.3% increase when compared to March 2023. This improvement is mainly explained by the following:

>	Greater energy sales amounting to Ch$ 50,826 million, mainly due to: (i) a Ch$ 30,757 million greater tariff discount estimate booked in March 2023 related to “final customer benefit” provisions established by Law No. 21,472; (ii) a higher average sales price when expressed in Chilean pesos for Ch$ 15,926 million, mainly due to indexation; and (iii) higher physical energy sales (+41 GWh), mainly in the commercial and industrial customer segments for Ch$ 4,143 million.

The aforementioned effects were partially compensated by:

>	Lower revenue from the sale of other services amounting to Ch$ 3,386 million, primarily due to lower revenue related to the construction of electricity connections for customers, and public lighting.

▪  Operating costs reached Ch$ 331,021 million as of March 31, 2024, which represents a Ch$ 44,589 million or 15.6% increase, when compared to March 2023, explained by:

>	Greater energy purchase costs for Ch$ 45,745 million, mainly due to: (i) a Ch$ 30,757 million greater tariff discount estimate booked in March 2023 related to “final customer benefit” provisions established by Law No. 21,472; (ii) a higher physical purchases (+62 GWh) for Ch$ 8,502 million; and (iii) a higher average purchase price for Ch$ 6,486 million, mainly due to indexation.

The aforementioned was partly offset by:

>	Lower other variable procurement and services costs for Ch$ 1,808 million, mainly due to: (i) lower other value-added services costs for Ch$ 1,008 million; and (ii) lower costs related to customer power disconnection and reconnection services for Ch$ 868 million.

▪  Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 9,277 million as of March 31, 2024, which represents a Ch$ 2,181 million increase when compared to March 2023, mainly due to greater employee bonuses related to collective bargaining processes for Ch$ 4,983 million, partially compensated by greater capitalization of personnel expenses related to investment projects for Ch$ 2,750 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

▪  Other expenses amounted to Ch$ 16,596 million as of March 31, 2024, which represents a Ch$ 601 million increase when compared to the same quarter of 2023, mainly explained by greater maintenance and repair costs.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2024, compared to March 31, 2023.

	Cumulative Figures (Figures in million Ch$)
	Mar-24			Mar-23
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	274,278	(56,461)	217,817	272,433	(43,941)	228,492
Distribution & Networks business	19,484	(17,353)	2,131	19,644	(17,712)	1,932
Less: consolidation adjustments and other activities	(15,736)	(1,098)	(16,834)	(13,831)	(962)	(14,793)

TOTAL ENEL CHILE CONSOLIDATED	278,027	(74,912)	203,115	278,245	(62,614)	215,631

Depreciation, amortization, and impairment costs amounted to Ch$ 74,912 million for the period ended March 31, 2024, which represents a Ch$ 12,298 million increase when compared to the same period of the previous year. This variation is mainly explained by:

>	Greater depreciation and amortization for Ch$ 15,440 million, mainly explained by: (i) a Ch$ 13,439 million greater expense in our Generation business, due to a Ch$ 18,698 million higher expense in EGP Chile related to the commissioning of new solar and wind generation units in addition to exchange rate effects, partially offset by lower expenses due to the removal of Arcadia Generación Solar S.A. from the Company’s consolidation perimeter in October 2023; (ii) a Ch$ 1,000 million greater expense in Parent company Enel Chile related to the higher depreciation of use of right assets of the Groups new corporate headquarters in MUT (Spanish acronym for Mercado Urbano Tobalaba); and (iii) a greater expense in the Distribution and Networks business for Ch$ 778 million related to the commissioning of new projects.

This effect was partially offset by:

>	Lower accounts receivables impairment losses for Ch$ 3,142 million, primarily in the Distribution and Networks business for Ch$ 1,137 million as a result of greater collections of older past due customer accounts receivables resulting from various initiatives carried out by the Company, in addition to a lower loss in Enel X Chile for Ch$ 1,087 million mostly due to a decrease in accounts receivable from customers due to their sale, specifically accounts receivable arising from financial leasing contracts entered into by the Company, related to electric mobility projects.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

NON-OPERATING INCOME

The following chart presents Enel Chile’s accumulated consolidated non-operating income as of March 31, 2024, and 2023:

	Cumulative Figures
NON OPERATING INCOME (Figures in million Ch$)	Mar-24	Mar-23	Change	% Change

Financial income	33,194	19,337	13,857	71.7%
Financial expenses	(65,083)	(32,727)	(32,356)	98.9%
Foreign currency exchange differences, net	19,254	(5,561)	24,815	n/a
Gain (Loss) for indexed assets and liabilities	15,727	2,050	13,677	n/a
FINANCIAL RESULT	3,093	(16,901)	19,993	(118.3%)

Net Income from other investments	-	1,890	(1,890)	(100.0%)
Net Income from Sale of Assets	-	1,033	(1,033)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	562	(531)	1,093	(205.7%)
OTHER NON-OPERATING RESULTS	562	2,392	(1,830)	(76.5%)

NET INCOME BEFORE TAXES	206,769	201,122	5,647	2.8%
Income Tax	(45,731)	(47,333)	1,602	(3.4%)

NET INCOME OF THE PERIOD	161,039	153,789	7,249	4.7%
Attributable to Shareholders of the parent company	148,567	140,468	8,099	5.8%
Attributable to Non-controlling interest	12,472	13,321	(849)	(6.4%)

Financial Result

The consolidated financial result of Enel Chile, as of March 31, 2024, amounted to a Ch$ 3,093 million income, a Ch$ 19,993 million increase when compared to the Ch$ 16,901 million expense booked in March 2023. The most relevant variables that explain the result are described the below:

Financial income increased Ch$ 13,857 million, mainly explained by: (i) Ch$ 14,327 million from interest generated by accounts receivables from Distribution companies, which have not been billed, pending the issuance of applicable tariff decrees; and (ii) higher income from customer refinancing for Ch$ 1,455 million. These effects were partially offset by lower income related to temporary fixed-income investments for Ch$ 5,076 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Financial expenses increased Ch$ 32,356 million, primarily explained by: (i) higher interest from bonds and bank loans for Ch$ 14,760 million; (ii) greater financial expenses for Ch$ 9,858 million related to losses on the sale of financial leasing accounts receivables, namely of assets arising from leasing contracts related to electric mobility projects; (iii) higher financial costs due to payment schedule optimization agreements with suppliers for Ch$ 4,376 million, and (iv) greater financial expenses with related parties for Ch$ 2,639 million from loans provided by Enel Finance International (EFI).

Income related to indexation increased Ch$ 13,677 million, primarily due to: (i) greater income from trade accounts receivable and other accounts receivables for Ch$ 5,912 million that includes a positive Ch$ 7,094 million indexation effect on distribution company accounts receivables that have yet to be billed awaiting the issuance of the respective tariff decrees; (ii) a greater positive effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 6,371 million; and (iii) greater income from trade accounts payable indexation for Ch$ 1,271 million.

Income from exchange rate differences increased Ch$ 24,815 million, mainly explained by: (i) greater positive exchange rate differences generated by accounts receivables from related parties for Ch$ 377,511 million, mostly related to accounts receivables from EGP Chile; (ii) greater positive exchange rate differences on trade accounts receivables for Ch$ 164,657 million, mostly due to Tariff Stabilization Laws No. 21,185 and No. 21,472[2] that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers, creating a Ch$ 169,940 million positive effect; and (iii) greater positive exchange rate differences on other financial assets for Ch$ 24,358 million. The aforementioned was partially offset by: (i) greater negative exchange rate differences on financial debt and derivative instruments for Ch$ 205,351 million; (ii) greater negative exchange rate differences on trade accounts payable for Ch$ 99,566 million that includes a Ch$ 50,350 million negative effect related to the Tariff Stabilization Laws No. 21,185 and No. 21,472; and (iii) greater negative exchange rate differences generated by accounts payable to related parties for Ch$ 233,552 million, associated to loans from EFI.

[2] The US$ 1,350 million limit on regulated customer accounts receivables established by Law No. 21,185, which created a temporary regulated customer tariff stabilization mechanism, was reached in January 2022. Therefore Law 21,185 expired and since February 2022, the short term regulated customer accounts receivables equivalent to the difference between the theoretical prices established by Distribution company contracts and the regulated tariff being billed to final customers were accumulating. On August 2, 2022, Law No. 21,472 was enacted creating a new tariff stabilization fund and a new temporary electricity tariff stabilization mechanism for regulated customers. The account receivables that exceed the US$ 1,350 million limit established by Law No. 21,185 that was reached in January 2022 are subject to the new mechanism established by Law No. 21,472. On March 2, 2023, the National Energy Commission issued Exempt Resolution 68 establishing the technical provisions to implement Law No. 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Corporate Income Taxes

Corporate income tax reached a Ch$ 45,731 million loss as of March 31, 2024, a Ch$ 1,602 million decrease when compared to the same period of 2023. This was primarily explained by a Ch$ 1,090 million lower tax expense related to the reversal of fiscal fines booked in previous periods.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

2.	BALANCE SHEET ANALYSIS

Total Assets of the Company Increased Ch$ 708,252 million as of March 31, 2024, when compared to total assets as of December 31, 2023.

ASSETS (Figures in million Ch$)	Mar-24	Dec-23	Change	% Change

Current Assets	2,431,752	2,370,971	60,781	2.6%
Non Current Assets	10,110,221	9,462,750	647,471	6.8%

Total Assets	12,541,973	11,833,721	708,252	6.0%

Current Assets increased Ch$ 60,781 million as of March 31, 2024. The variations in the main categories are presented below:

•	A Ch$ 174,480 million increase in Trade accounts receivables and other current accounts receivables, mainly explained by a Ch$ 176,460 million increase in trade accounts receivables, due to the following: (i) a Ch$ 149,363 million increase related to the application of Law No. 21,472 for the period; and (ii) a Ch$ 34,077 million increase linked to unbilled balances to electricity Distribution companies, pending the issuance of applicable tariff decrees. This was partially offset by a Ch$ 14,691 million decrease due to the sale of Law No. 21,472 trade accounts receivable.

•	Increase in current tax assets for Ch$ 10,317 million, mainly due to: (i) greater monthly employee pension payments for Ch$ 6,616 million, mostly coming from Enel Generación Chile; and (ii) higher credits for training expenses for Ch$ 3,701 million.

The aforementioned effects were partly offset by:

•	A Ch$ 121,363 million decrease in Cash and cash equivalents, mainly explained by the following cash disbursements: (i) payments to suppliers for Ch$ 1,039,869 million; (ii) purchase of property, plant and equipment for Ch$ 229,014 million; (iii) dividend payments for Ch$ 46,239 million; (iv) employee-related payments for Ch$ 44,184 million; (v) interest payments for Ch$ 25,148 million; (vi) income tax payments for Ch$ 24,901 million; and (vii) other net cash disbursements for Ch$ 27,979 million, mainly related to VAT and other tax payments. These effects were partly offset by customer collections for Ch$ 1,315,971 million, which includes a Ch$ 540,426 million cash inflow from the sale and assignment of collection rights of trade accounts receivable in the Generation and Distribution & Networks businesses.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Non-Current Assets increased Ch$ 647,471 million when compared to the balance on December 31, 2023. The variations in the main categories are presented below:

•	Property, plant, and equipment increased Ch$ 473,222 million, mainly due to (i) a Ch$ 403,163 million increase in exchange rate differences from the EGP Chile Group; (ii) a Ch$ 124,073 million increase in projects under construction, mainly in the Generation business segment; and (iii) a Ch$ 6,410 million increase in power generation plants and equipment. These effects were partially offset by the Ch$ 62,641 million depreciation of the period.

•	Intangible assets other than goodwill increased Ch$ 65,573 million, mainly due to (i) an increase in software programs for Ch$ 53,931 million, mostly in the Generation segment; and (ii) a Ch$ 11,749 million positive exchange rate effect related to EGP Chile, whose functional currency is the US Dollar.

•	Trade accounts receivable and other non-current accounts receivables increased Ch$ 63,650 million mainly explained by greater trade accounts receivables for Ch$ 115,681 million, mostly due to the application of Tariff Stabilization Laws No. 21,185 and No. 21,472 on regulated customer accounts receivables. This effect was partially offset by lower financial leasing accounts receivables for Ch$ 52,686 million, primarily for electric buses owned by Enel X Chile.

•	A Ch$ 26,983 million increase in Deferred tax assets mainly explained by Ch$ 28,198 million greater assets related to tax losses, Ch$ 22,363 million of which come from parent company Enel Chile, Ch$ 2,564 million from Enel Distribución Chile and Ch$ 2,540 million from Enel Generación Chile.

•	A Ch$ 9,273 million increase in Right of use assets mainly explained by exchange rate effects related to EGP Chile Group.

•	A Ch$ 4,153 million increase in Goodwill, mainly explained by exchange rate effects related to EGP Chile Group.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

The Company’s Total Liabilities Company as of March 31, 2024, including Equity, reached Ch$ 12,541,973 million, a 6.0% increase when compared to total liabilities as of December 31, 2023.

LIABILITIES AND EQUITY (Figures in million Ch$)	Mar-24	Dec-23	Change	% Change

Current Liabilities	2,905,118	2,793,918	111,200	4.0%
Non Current Liabilities	4,723,707	4,278,917	444,790	10.4%
Total Equity	4,913,148	4,760,886	152,262	3.2%
Attributable to the Shareholders of parent company	4,573,701	4,446,080	127,621	2.9%
Attributable to Non-controlling interest	339,447	314,806	24,641	7.8%

Total Liabilities and Equity	12,541,973	11,833,722	708,251	6.0%

Current liabilities increased Ch$ 111,200 million as of March 31, 2024. The variations in the main categories are explained below:

•	Other current financial liabilities increased Ch$ 159,069 million, explained by (i) a Ch$ 82,438 million increase in bank loans and bonds, where Ch$ 56,941 million are attributable to exchange rate effects, in addition to interest accruals net of interest payments during the period for Ch$ 24,308 million, and (ii) a Ch$ 76,606 million increase in hedging derivative liabilities.

The aforementioned effects were partially offset by:

•	Trade accounts payable and other current accounts payable decreased Ch$ 48,643 million, mainly explained by lower accounts payable related to: (i) the purchase of assets for Ch$ 110,474 million; (ii) the purchase of goods and services for Ch$ 80,271 million, (iii) the purchase of fuel for Ch$ 58,776 million; (iv) dividends payable for Ch$ 19,877 million, and (v) personnel accounts payable for Ch$ 14,748 million; These effects were partially offset by greater energy purchases accounts payable for Ch$ 238,246 million.

Non-Current Liabilities increased Ch$ 444,790 million as of March 31, 2024, that is explained by the following:

•	Other non-current financial liabilities increased Ch$ 208,194 million, explained by: (i) a Ch$ 206,177 million increase in bonds and bank loans primarily due to the effect of exchange rate differences for Ch$ 203,976 million, in addition to interest accruals for Ch$ 3,368 million during Q1 2024; and (ii) a Ch$ 2,017 million increase in hedging derivative liabilities.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

•	Non-current accounts payable to related parties increased Ch$ 123,864 million, explained by a Ch$ 140,178 million increase in the balance of accounts payable to EFI mainly due to exchange rate effects related to the depreciation of the Chilean peso-US Dollar exchange rate. This was partially offset by the transfer of debt from the long-term to the short-term liabilities category for Ch$ 16,849 million.

•	A Ch$ 87,584 million increase in Other non-current accounts payable, mainly due to increased energy purchases accounts payable for Ch$ 87,518 million, mostly due to effects regarding Tariff Stabilization Laws No. 21,185 and No. 21,472 on regulated customers.

•	Increased deferred tax liabilities for Ch$ 25,600 million, mainly due to: (i) greater deferred tax liabilities related to exchange differences on property, plant, and equipment for Ch$ 17,122 million from the EGP Chile Group; and (ii) increased deferred tax liabilities related to leasing assets and liabilities for Ch$ 12,566 million. These effects were partially offset by: (i) lower deferred taxes due to tax losses for Ch$ 1,582 million in EGP Chile; and (ii) decreased deferred taxes related to fixed asset depreciation for Ch$ 1,435 million.

Total Equity amounted to Ch$ 4,913,148 million as of March 31, 2024, which is Ch$ 152,262 million more than the figure as of December 31, 2023, and is mainly explained by the following:

Equity attributable to the shareholders of Enel Chile amounted to Ch$ 4,573,701 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 3,066,418 million, and Other negative reserves for Ch$ 2,374,821 million.

>	Retained earnings increased Ch$ 148,567 million, explained by the period’s net income.

>	Other reserves decreased Ch$ 20,946 million, mainly explained by lower cash flow reserves amounting to Ch$ 126,009 million, and lower other reserves for Ch$ 4,059 million, partially compensated by greater exchange rate reserves for Ch$ 109,123 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 339,447 million, which represents a Ch$ 24,641 million increase when compared to the balance as of December 31, 2023, mainly explained by the Ch$ 12,472 million net income for the period, in addition to other comprehensive income for Ch$ 12,454 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Performance of main financial ratios

RATIO		UNIT	Mar-24	Dec-23	Mar-23	Change	% Change

Liquidity	Liquidity (1)	Times	0.84	0.85	-	(0.01)	(1.4%)
	Acid-test (2)	Times	0.80	0.82	-	(0.01)	(1.4%)
	Working capital	MMCh$	(473,366)	(422,947)	-	(50,419)	11.9%
Leverage	Leverage (3)	Times	1.55	1.49	-	0.07	4.5%
	Short-term debt (4)%		38.1%	39.5%	-	(1.4%)	(3.6%)
	Long-term debt (5)%		61.9%	60.5%	-	1.4%	2.4%
	Financial expenses coverage (6)	Times	9.24	-	7.68	1.56	20.3%
Profitability	Op. income / Op. Revenues	%	19.3%	-	18.3%	0.9%	5.2%
	ROE (7)%		14.7%	-	36.0%	(21.3%)	(59.2%)
	ROA (8)%		5.7%	-	13.3%	(7.6%)	(56.9%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current or liquidity ratio as of March 31, 2024, reached 0.84 times, 1.4% less than the figure as of December 31, 2023. This variation stems mostly from the increase in financial liabilities primarily due to exchange rate effects on bank loans and bonds.

>	Working capital, as of March 31, 2024, amounted to a negative Ch$ 473,366 million, which represents a Ch$ 50,419 million negative variation when compared to December 31, 2023, mainly explained by the same effects mentioned above.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

>	The leverage ratio was 1.55 times, which represents the level of commitment of Enel Chile’s equity during the first quarter of 2024 compared to 1.49 times as of December 31, 2023. This result is mainly explained by the increase in financial debt related to bank loans and bonds as well as EFI debt, both mostly tied to exchange rate effects.

>	The financial expenses coverage ratio for the period ended March 31, 2024, was 9.24 times, which represents the ability to cover all financial expenses with EBITDA. The 20.3% increase in this index when compared to the same period of 2023 is due to the greater financial result this quarter, mainly due to a higher gain from exchange rate differences and indexation.

>	The profitability index as of March 31, 2024, was 19.3% compared to 18.3% for the same period of 2023. The 1.0 percentage point improvement is mainly due to decreased operating costs, mostly in the Generation business.

>	Return on equity was 14.7% as of March 31, 2024, which represents a 21.3 percentage point decrease when compared to the 36.0% for same period of 2023. When excluding the extraordinary effects of the comparable moving periods, mostly related to the decarbonization process and the sale of Enel Transmisión Chile and Arcadia Generación Solar, return on equity would have decreased 8.3 percentage points (11.2% as of March 31, 2024, versus 19.4% as of March 31, 2023).

>	Return on assets was 5.7% as of March 31, 2024, which represents a 7.6 percentage point decrease when compared to 13.3% for the same period of 2023. When excluding the extraordinary effects of the comparable moving periods, return on assets would have decreased 3.1 percentage points (4.5% as of March 31, 2024, versus 7.5% as of March 31, 2023).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 134,533 million as of March 31, 2024, which represents a Ch$ 133,040 million increase in cash outflows when compared to the same period of 2023. The main factors that explain this cash flow reduction are presented below:

NET CASH FLOW (Figures in million Ch$)	Mar-24	Mar-23	Change	% Change

From Operating Activities	170,960	231,105	(60,145)	(26.0%)
From Investing Activities	(228,987)	(201,211)	(27,776)	13.8%
From Financing Activities	(76,506)	(297,467)	220,961	(74.3%)

Total Net Cash Flow	(134,533)	(267,573)	133,040	(49.7%)

Net cash flow from operating activities amounted to positive Ch$ 170,960 million for the period ended March 31, 2024. The cash inflows come primarily from sales of goods and services amounting to Ch$ 1,315,971 million. Cash inflows were partially offset by the following cash outflows: (i) supplier payments for Ch$ 1,039,869 million, (ii) employee payments for Ch$ 44,184 million; (iii) income tax payments for Ch$ 24,901 million; (iv) insurance premium payments for Ch$ 18,049 million; and (v) other operational cash disbursements for Ch$ 20,131 million, mainly value added tax payments and other taxes.

The Ch$ 60,145 million decrease in operating cash inflows when compared to the same period of 2023 is mainly due to decreased cash from the sale of good and services for Ch$ 189,155 million, despite the Ch$ 138,767 million increase in cash inflow from the sale and assignment of trade accounts receivable collection rights. This was partially offset by lower supplier payments for Ch$ 122,027 million.

Net cash flow from investing activities amounted to negative Ch$ 228,987 million for the period ended March 31, 2024. These cash flows are mainly comprised of: (i) Ch$ 229,014 million to purchase property, plant, and equipment; and (ii) Ch$ 10,486 million to purchase intangible assets. These cash outflows were partially offset by: (i) interest payments received amounting to Ch$ 6,456 million, and (ii) net cash inflows from derivative transactions for Ch$ 4,057 million.

The Ch$ 27,776 million reduction in the Company’s investment cash flow when compared to March 2023, is mainly explained by a Ch$ 28,661 million decrease in cash received from the sale of property, plant, and equipment related to the sale of the Santa Rosa Campus, the Company’s former corporate headquarters.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Net cash flow from financing activities amounted to negative Ch$ 76,506 million for the period ended March 31, 2024. These cash flows are comprised of: (i) dividend payments for Ch$ 46,239 million; (ii) interest payments for Ch$ 25,148 million; and (iii) leasing liability payments for Ch$ 4,254 million.

The Ch$ 220,962 million positive variation in the Company’s financial cash flow when compared to the first quarter of 2023 is mainly explained by decreased cash outflows to pay loans granted by EFI to Enel Chile.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the three-month periods ended March 31, 2024, and 2023.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Mar-24	Mar-23	Mar-24	Mar-23

Generation business in Chile	207,632	177,689	57,158	39,276
Distribution & Networks business in Chile	19,045	16,997	12,564	11,720
Other entities (business different to generation and distribution)	2,337	2,984	1,473	4,759

Total Consolidated ENEL CHILE Group	229,014	197,670	71,195	55,755

The most relevant cash outflows originate in the Generation business segment and are related to the construction of new renewable generation projects that amount to Ch$ 207,632 million as of March 31, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

ENEL CHILE INTEREST RATE (%)	March 31, 2024	December 31, 2023

Fixed Interest Rate	88%	88%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives in June 2023, in line with market standards.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the first quarter of 2024, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

As of March 31, 2024, the Company held Brent hedges for 224 Kbbl to be settled for purchases and 0 Kbbl to be settled for sales. Regarding gas, as of March 31, 2024, we do not have active hedges in the two types of commodities: a) Henry Hub Swap and b) Henry Hub Future. Regarding coal, there were 33 kTon as of March 31, 2024 to be settled for sales. As of December 31, 2023, the Company held Brent hedges for 551 Kbbl to be settled for purchases and for 217 Kbbl to be settled for sales. With respect to gas, there were hedges for two commodities as of December 31, 2023: a) the Henry Hub Swap with 1.5 TBtu to be settled for sales; and b) the Henry Hub Future with 5.9 TBtu and 3.9 TBtu to be settled for purchases and sales, respectively. Regarding coal, there were 47 kTon as of December 31, 2023 to be settled for sales.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first quarter of 2024 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of March 31, 2024, the liquidity of Enel Chile Group was Ch$ 441,928 million in cash and cash equivalents and Ch$ 1,413,662 million in in long-term committed credit lines. As of December 31, 2023, the liquidity of Enel Chile Group was Ch$ 563,291 million in cash and cash equivalents and Ch$ 473,645 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt, excluding the one designated as a hedging instrument.
>	Derivatives for debt hedging.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio including:

>	Exchange rates of the different currencies involved in the calculation, with respect to the Chilean peso.
>	Interest rate of financial expenses.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 285,255 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of this debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 150 million in the case of the loan maturing in June 2024 and US$ 300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in December 2038, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2024

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of March 31, 2024.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of March 31, 2024.

-34-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2024